UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

Sauer-Danfoss Inc.

(Name of Subject Company)

Sauer-Danfoss Inc.

 (Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

804 137 107

(CUSIP Number of Class of Securities)

Kenneth D. McCuskey
Sauer-Danfoss Inc.
2800 E. 13th Street
Ames, Iowa 50010

(515) 239-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Thomas W. Christopher
Jeffrey D. Symons
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4800

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) to the Schedule 14D-9, filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2010, amends and supplements the Schedule 14D-9 filed with the SEC on March 19, 2010 by Sauer-Danfoss Inc., a Delaware corporation (the “Company”), as subsequently amended and supplemented (the “Schedule 14D-9”), relating to the tender offer by Danfoss Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Danfoss A/S, a stock corporation duly incorporated and existing pursuant to Danish law (“Danfoss”), to purchase all of the issued and outstanding shares of Company Common Stock not already owned by Danfoss and its subsidiaries (collectively, the “Danfoss Group”) at a price of $13.25 per share (the “Offer Price”), net to seller in cash, without interest and less any required withholding taxes, and upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated March 10, 2010, as subsequently amended and supplemented (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”).

The information in the Schedule 14D-9 is incorporated in this Amendment No. 4 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.  Capitalized terms used herein without definition shall have the respective meanings specified in the Schedule 14D-9.

Item 6.  Interest in Securities of the Subject Company..

The following sentence is inserted immediately following the first sentence:

On April 6, 2010, the Board, acting on the recommendation of the Compensation Committee of the Board, removed the transfer restrictions on 33,000 shares of Company Common Stock held by non-employee directors effective immediately.  These 33,000 shares include 4,500 shares held by each member of the Special Committee.  The removal of the transfer restrictions permits the non-employee directors, including the Special Committee members, to either tender the shares in the Offer or receive the merger consideration in any Second-Step Merger.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SAUER-DANFOSS INC.

By:	/s/ KENNETH D. MCCUSKEY
	Name:	Kenneth D. McCuskey
	Title:	Vice President and Chief Accounting Officer

Dated:  April 8, 2010

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